Matthew A. Swendiman Direct:513.629.2750 mswendiman@graydon.com	March 26, 2015

VIA EDGAR

Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
Washington, DC 20549

RE:	360 Funds (the “Trust” or “Registrant”) (File Nos. 333-123290 and 811-21726) on behalf of the Stringer Moderate Growth Fund (the “Moderate Growth Fund”), the proposed new series of the Trust, and Stringer Growth Fund (the “Growth Fund”) (collectively, the “Stringer Funds”)

Dear Ladies and Gentlemen:

At the request of Ms. Deborah O’Neal-Johnson of the Division of Investment Management, we are submitting this letter on behalf of our client, the Trust, to the Securities and Exchange Commission (the “Commission”) as correspondence.  This letter contains the Trust’s response to oral comments received from Ms. O’Neal-Johnson on March 9, 2015 in connection with the review of the Trust’s Registration Statement on Form N-1A, filed electronically on January 13, 2015.  Set forth below is a summary of the comments received from Ms. O’Neal-Johnson and the Trust’s responses thereto.

Moderate Growth Fund Prospectus

Summary – Fees and Expenses of the Fund

1.	Comment: Provide a completed fee table via correspondence.

Response:  Below is the completed fee table.

	Class A shares	Class C shares	Institutional Class shares
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	5.50%	1.00%	None
Maximum Deferred Sales Charge (Load) (as a percentage of amount redeemed)	1.00%	1.00%	None

Securities and Exchange Commission
March 26, 2015

	Class A shares	Class C shares	Institutional Class shares

Management Fees	0.80%	0.80%	0.80%
Distribution and/or Service (12b-1) Fees	0.25%	1.00%	0.00%
Other Expenses	1.03%	1.03%	1.03%
Acquired (Underlying) Fund Fees and Expenses	0.40%	0.40%	0.40%
Total Annual Fund Operating Expenses	2.48%	3.23%	2.23%
Fee Waivers and Expense Reimbursements	-0.58%	-0.58%	-0.58%
Net Expenses (after expense reimbursements)	1.90%	2.65%	1.65%

2.	Comment: Provide a second expense example showing the effect of the contingent deferred sales charge on expenses.

Response:  Contingent deferred sales charges (“CDSCs”) are applied to Class A shares if a shareholder purchases shares at net asset value in an amount totaling $1 million and then redeems within one year of purchase.  CDSCs on Class C shares are imposed if shares are redeemed within one year of purchase.  An assumption in Item 3 of Form N-1A is that shares are redeemed at the end of the 1-year period.  Since the CDSCs on each share class are imposed before the end of the 1-year period, a second expense example would contain the same information as the example currently in the prospectus.

Summary – Principal Investment Strategy of the Fund

3.	Comment: The last sentence of the last paragraph states, “Notwithstanding the foregoing, under normal market conditions, the Fund will generally allocate 100% of its investments to equity securities.” The first sentence of that section also states, “To meet its investment objective, the Fund will invest primarily in unaffiliated exchange-traded funds (“ETFs”).” These two sentences seem contradictory.

Response:  The first sentence of the first paragraph is revised as follows:

“To meet its investment objective, the Fund will invest primarily in unaffiliated exchange-traded funds (‘ETFs’) that invest in equity securities.”

4.	Comment: State that Moderate Growth Fund is non-diversified.

Response:  The disclosure has been updated as requested.

Management – Investment Adviser

5.	Comment: In the second paragraph, state the period covered by the shareholder report that will include the factors that the Board of Trustees considered in approving or renewing the Fund’s investment advisory agreement.

Securities and Exchange Commission
March 26, 2015

Response:  The disclosure has been updated as requested.

Similar Account Historical Performance

6.	Comment: The Registrant should confirm that the related performance presentation conforms with the Staff’s position in either Bramwell Growth Fund, 1996 SEC No-Act. LEXIS 668 (the “Bramwell Letter”) or Nicholas-Applegate Mutual Funds, 1996 SEC No-Act. LEXIS 674 (the “Nicholas-Applegate Letter”), as applicable.

Response:  Gary Stringer, Kim Escue and Chad Keller, (the “Moderate Growth Fund’s Portfolio Managers”), were employed by Morgan Keegan and Company (“Morgan Keegan”) and began managing related accounts with investment objectives, policies and strategies that were substantially similar in all material respects to those of Moderate Growth Fund in September 2008.  In February 2013, the Moderate Growth Fund’s Portfolio Managers co-founded the Moderate Growth Fund’s current investment adviser, Stringer Asset Management, LLC (the “Adviser”).

The accounts that were managed by the Moderate Growth Fund’s Portfolio Managers at Morgan Keegan were separate accounts (“Morgan Keegan Accounts”).  The relief provided in the Bramwell Letter related to The Gabelli Growth Fund (“GGF”), an open-end investment company that was managed by Ms. Bramwell and then continued to be managed as the Bramwell Growth Fund, an open-end investment company, by Ms. Bramwell at Bramwell Capital Management, Inc.  As separate accounts, the no-action relief provided in the Bramwell Letter does not appear to be available to the Moderate Growth Fund for inclusion of the Morgan Keegan Accounts’ performance in its prospectus.  Consequently, the Moderate Growth Fund has elected not to include performance of the Morgan Keegan Accounts in its prospectus.

The Moderate Growth Fund has included related account performance in the Prospectus in conformance with the Nicholas-Applegate Letter for the period that the  Moderate Growth Fund’s Portfolio Managers were employed by the Adviser from February 2013 to the present (the “Adviser’s Related Account Performance”).  The Adviser’s Related Account Performance is for the Adviser's only private account that is managed with investment objectives, policies and strategies substantially similar to those used in managing the Moderate Growth Fund.  The private account is of a size sufficiently comparable to the expected size of the Moderate Growth Fund to ensure that the private account performance would be relevant to a potential investor in the Moderate Growth Fund. Also, the Moderate Growth Fund’s Prospectus states that the performance information is related to the Adviser's management of the private account and that such information should not be interpreted as indicative of the Fund's future performance.

7.	Comment: Bolster the statement that Similar Account performance is not that of the Moderate Growth Fund.

Securities and Exchange Commission
March 26, 2015

Response:  The following sentence has been added:

“The performance of the Similar Accounts does not represent the historical performance of the Fund and should not be considered a substitute for the Fund’s performance or indicative of past or future performance of the Fund.”

8.	Comment: Confirm that the Adviser has complied with Section 204-2(A)16 of the Investment Advisers Act of 1940 and that the books and records of the Adviser support the Similar Account’s performance.

Response:  The Adviser has complied with Section 204-2(A)16 of the Investment Advisers Act of 1940.

9.	Comment: State that, had the performance for the Similar Account been calculated using the total operating expenses for the Moderate Growth Fund, performance for the Similar Account would have been lower.

Response:  The following sentence has been added:

“The total operating expenses for the Similar Accounts were lower than the Fund’s total annual operating expenses.  Therefore, the Accounts’ performance would have been lower if the performance had been calculated using the Fund’s total operating expenses.”

10.	Comment: Confirm whether SEC standard methodology was used in calculating the performance included in the section “Similar Account Historical Performance” and, if not, state how the calculation methodology differed.

Response:  The following sentences have been added:

“The following table shows the average annual returns for the Similar Accounts as calculated by the Adviser over various periods ended December 31, 2014 and reflects the actual fees and expenses that were charged to the Similar Accounts.  The Similar Accounts’ rate of return includes realized and unrealized gains plus income (including accrued income).  The Similar Accounts are valued monthly and periodic returns are geometrically linked, which is a method of compounding separately calculated returns.  The performance is net of per annum management fees ranging from 0.300% to 0.500%.  The performance is net of all brokerage commissions, other fees and expenses.”

Securities and Exchange Commission
March 26, 2015

Growth Fund Prospectus

Summary - Performance

11.	Comment: Confirm the correct periods in the “Average Annual Total Returns” table given that the Growth Fund commenced operations in 2013.

Response:  The disclosure will be updated in the Growth Fund’s prospectus to be dated on or about June 30, 2015.

Similar Account Historical Performance

12.	Comment: The Registrant should confirm that the related performance presentation conforms with the Staff’s position in either Bramwell Growth Fund, 1996 SEC No-Act. LEXIS 668 (the “Bramwell Letter”) or Nicholas-Applegate Mutual Funds, 1996 SEC No-Act. LEXIS 674 (the “Nicholas-Applegate Letter”), as applicable.

Response:  Gary Stringer, Kim Escue and Chad Keller, (the “Growth Fund’s Portfolio Managers”), were employed by Morgan Keegan and Company (“Morgan Keegan”) and began managing related accounts with investment objectives, policies and strategies that were substantially similar in all material respects to those of Growth Fund in September 2008.  In February 2013, the Growth Fund’s Portfolio Managers co-founded Growth Fund’s current investment adviser, Stringer Asset Management, LLC (the “Adviser”).

The accounts that were managed by the Growth Fund’s Portfolio Managers at Morgan Keegan were separate accounts (“Morgan Keegan Accounts”).  The relief provided in the Bramwell Letter related to The Gabelli Growth Fund (“GGF”), an open-end investment company that was managed by Ms. Bramwell and then continued to be managed as the Bramwell Growth Fund, an open-end investment company, by Ms. Bramwell at Bramwell Capital Management, Inc.  As separate accounts, the no-action relief provided in the Bramwell Letter does not appear to be available to the Growth Fund for inclusion of the Morgan Keegan Accounts’ performance in its prospectus.  Consequently, the Growth Fund has elected not to include performance of the Morgan Keegan Accounts in its prospectus.

Each of the remaining comments of the Staff relate to the inclusion of performance of the Morgan Keegan Accounts.  As the Growth Fund is electing not to include such performance, the remaining comments are not applicable.

* * * * * * * * *

Notwithstanding the Staff’s comments, the Trust acknowledges that:

1.	Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

Securities and Exchange Commission
March 26, 2015

2.	The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	The Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, please contact the undersigned at (513) 629-2750. Thank you in advance for your consideration.

Very truly yours,

/s/ Matthew A. Swendiman

Matthew A. Swendiman,
On behalf of 360 Funds

cc:	Ms. Deborah O’Neal-Johnson
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Mr. Gary Stringer
Stringer Asset Management, LLC
6000 Poplar Avenue, Suite 250
Memphis, TN 38119